[Consolidated Communications Holdings, Inc. Letterhead]

April 13, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc.
Form S-4
Filed March 28, 2012
File No. 333-1804047

Dear Mr. Spirgel:

     We are in receipt of your comment letter dated April 4, 2012 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2012 by Consolidated Communications Holdings, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). We are also providing via courier two copies of Amendment No. 1, and two copies of Amendment No. 1 marked to show changes from the Registration Statement filed on March 28, 2012. Please note that the pagination in Amendment No. 1 has changed as a result of the typesetting process.

Material United States Federal Income Tax Consequences, page 70

1.	Please remove the statement “[t]his summary is for general information only” from the first sentence of the second paragraph of this section. Investors are entitled to rely on the opinion expressed.

The Company’s Response:

The disclosure in “Material United States Federal Income Tax Consequences” on page 85 of Amendment No. 1 has been revised in response to the Commission’s comment.

April 13, 2012

Treatment of the Mergers as a Reorganization – General, page 71

2.	We note the language “[t]he following discussion assumes the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code.” However because this discussion represents the tax opinions of counsels, the discussion cannot assume that the merger will constitute a “reorganization” because this legal determination is fundamental to the question of whether the transaction will be taxable to U.S. holders. Please revise to make clear that counsels’ opinions include the conclusion that the Mergers will constitute a reorganization.

The Company’s Response:

     The disclosures in “Questions and Answers about the Mergers and the SureWest Special Meeting” on page 8, “Summary — Material United States Federal Income Tax Consequences” on pages 16 and 17 and “Treatment of the Mergers as a Reorganization – General” on page 86 of Amendment No. 1 have been revised in response to the Commission’s comment.
____________________

     As requested by the Commission’s letter, the Company hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (217) 235-4440 should you have any questions regarding our responses or any related matters.

Sincerely,

Consolidated Communications Holdings, Inc.

By:	/s/ Steven L. Childers
Title:	Chief Financial Officer